Exhibit 99.2

Notice of annual General and Special Meeting of Shareholders And availability of investor materials

An annual general and special meeting (the “meeting”) of the holders of class A exchangeable limited voting shares (“BWS Class A Shares”), class B limited voting shares (the “BWS Class B Shares”) and class C non-voting shares (the “BWS Class C Shares”) of Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”, “we,” “our” or the “company”) will be held on July 16, 2026 at 1:00 p.m. Eastern Daylight Time (“EDT”), in a virtual meeting format via live audio webcast available online at www.virtualshareholdermeeting.com/BNT2026.

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	to elect each of the ten director nominees of the company who will serve until the next annual meeting of shareholders;

3.	to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass a resolution (the “Return of Capital Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular and the appendices thereto including the Transaction Supplement (the “Circular”), approving: a quarterly return of capital distributions on each of the BWS Class A Shares and the BWS Class B Shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2026, December 31, 2026, March 31, 2027, and June 30, 2027;

5.	to consider and, if thought advisable, pass a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix C to the separate joint circular supplement (the “Transaction Supplement”) attached as Appendix B to the Circular, with or without variation, approving a transaction (the “Transaction”) designed to simplify our corporate structure by combining the businesses of Brookfield Corporation and Brookfield Wealth Solutions under a single publicly traded company, Brookfield Corporation Ltd. (“New BN”), as more particularly described in the Transaction Supplement;

6.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix D to the Transaction Supplement, with or without variation, approving a stock option plan for New BN (the “New BN Share Option Plan”), as more particularly described in the Transaction Supplement (the “New BN Share Option Plan Resolution”);

7.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix E to the Transaction Supplement, with or without variation, approving an escrowed stock plan for New BN (the “New BN Escrowed Stock Plan”), as more particularly described in the Transaction Supplement (the “New BN Escrowed Stock Plan Resolution”);

8.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix F to the Transaction Supplement, with or without variation, approving an escrowed stock plan (the “New BNC Escrowed Stock Plan”) for an affiliate of New BN, as more particularly described in the Transaction Supplement (the “New BNC Escrowed Stock Plan Resolution”);

9.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix G to the Transaction Supplement, with or without variation, approving a stock option plan (the “New BNC Stock Option Plan”) for an affiliate of New BN, as more particularly described in the Transaction Supplement (the “New BNC Stock Option Plan Resolution”); and

10.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Specific details relating to the Return of Capital Resolutions, the Transaction Resolution, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution, the New BNC Stock Option Plan Resolution and the other matters to be considered at the meeting are set forth in our Circular accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Annual Resolutions to be Approved at the Meeting” to the accompanying Circular and in Appendix “C” – “BWS Resolutions”, Appendix “D” – “New BN Share Option Plan Resolution”, Appendix “E” – “New BN Escrowed Stock Plan Resolution”, Appendix “F” – “New BNC Escrowed Stock Plan Resolution” and Appendix “G” – “New BNC Stock Option Plan Resolution” of the Transaction Supplement.

The board unanimously recommends that shareholders vote FOR each of the ten director nominees of our company, the Return of Capital Resolutions, the Transaction Resolution, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the related matters at the meeting.

The meeting will be held in a virtual meeting format as a means to afford equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: www.virtualshareholdermeeting.com/BNT2026. See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a shareholder of our company at the close of business on May 29, 2026, the record date for the meeting. See “Questions and Answers” in the Circular for more information on voting rights.

This year, we are posting electronic versions of the Circular and our 2025 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at http://bnt.brookfield.com/ under “Reports & Filings – Management Information Circular and Proxy” and at www.sedarplus.ca and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bnt.enquiries@brookfield.com and, in accordance with Section 2AA of the Companies Act 1981 of Bermuda, we will mail you, the investor, materials. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. EDT on June 30, 2026. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Your vote is important regardless of the number of shares you own. Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with Broadridge Investor Communications Corporation after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Broadridge Investor Communications Corporation will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Tuesday, July 14, 2026. You can cast your proxy vote in the following ways:

•	On the Internet at www.proxyvote.com by using the 16-digit control number(s) on your proxy and following the instructions on that website;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	Call by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French) and provide your proxy vote instruction(s). To access the phone voting system, use the 16-digit control number(s) on your proxy.

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

“Seamus MacLoughlin”

Seamus MacLoughlin
Corporate Secretary

June 5, 2026